[LETTERHEAD OF ALLIED NEVADA GOLD CORP.]

January 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.

Amendment No. 1 to Registration Statement on Form 10

Filed November 16, 2006

File No. 001-33119

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated December 15, 2006, regarding the above-captioned Amendment No. 1 to the Registration Statement on Form 10 of Allied Nevada Gold Corp. (the “Company”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (720) 981-1185.

Very truly yours,

ALLIED NEVADA GOLD CORP.

By: /s/ Scott A. Caldwell

        Scott A. Caldwell

        President and Chief Executive Officer

cc:	Ms. Donna Levy

Ms. Jill Davis

Ms. Jennifer Goeken